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FEB 28 2025
Washington, DC

ANNUAL REPORTS FORM X-17A-5 PART III

SEC FILE NUMBER
8-21893

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Huntleigh Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7800 Forsyth Blvd. 5th Floor
(No. and Street)

St. Louis (City) Missouri (State) 63105 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karen Thomas (Name) 314-236-2207 (Area Code – Telephone Number) kthomas@hntlgh.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Purk & Associates, P.C.
(Name – if individual, state last, first, and middle name)

1034 S. Brentwood Ste 200 (Address) St. Louis (City) Missouri (State) 63117 (Zip Code)

09/01/2019 (Date of Registration with PCAOB)(if applicable) 3732 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen Thomas, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Huntleigh Securities Corporation, as of 2/28, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jan Bradshaw
Notary Public, Notary Seal
State of Missouri
St. Charles County
My Commission Expires 1/30/2029
Commission # 13519333

Notary Public

Signature:

Title:
Director of Operations/SVP

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HUNTLEIGH SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2024

Purk
& Associates, P.C.
CPAs and Business Advisors

1034 S. Brentwood Blvd.
Suite 2000
St. Louis, MO 63117
o: 314.884.4000
f: 314.884.4001
www.purkpc.com

Contents

Purk
& Associates, P.C.
CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors
Huntleigh Securities Corporation
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Huntleigh Securities Corporation (the "Company," a Missouri corporation) as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Schedules

The information contained in pages 15-17 (collectively, "supplemental schedules") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules.

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Huntleigh Securities Corporation's auditor since 2021.

Pink & Associates, P.C.

St. Louis, Missouri
February 26, 2025

HUNTLEIGH SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS		
Current Assets		
Cash and cash equivalents	$	241,224
Deposits with clearing organizations		250,000
Receivables from broker-dealers and clearing organizations		812,500
Due from related parties		54,326
Investments		2,604,774
Total Current Assets		3,962,824
Non-current Assets		
Property and equipment, net of accumulated depreciation and amortization of $347,368		15,931
Operating leases right-of-use asset, net of accumulated amortization of $2,103,603		816,462
Finance lease right-of-use asset, net of accumulated amortization of $36,287		61,409
Deferred income taxes, net of valuation allowance of $154,000		89,500
Other assets		62,225
Total Non-current Assets		1,045,527
TOTAL ASSETS	$	5,008,351
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Payables to broker-dealers and clearing organizations	$	82,965
Accounts payable, accrued expenses and other liabilities		115,849
Accrued salaries and commissions		448,087
Current portion of operating lease liabilities		417,563
Current portion of finance lease liability		37,008
Total Current Liabilities		1,101,472
Non-current Liabilities		
Operating lease liabilities		453,699
Finance lease liability		28,235
Unearned discount		2,850,000
Total Non-current Liabilities		3,331,934
Total Liabilities		4,433,406
Stockholders' Equity		
Common stock, $0.01 par value; 3,000,000 shares authorized; 2,943,934 shares issued; 2,683,426 shares outstanding		29,439
Additional paid-in capital		1,452,213
Accumulated deficit		(756,407)
		725,245
Less: Treasury stock, at cost; 260,508 shares (avg. cost of $.58/share)		(150,300)
Total Stockholders' Equity		574,945
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	5,008,351

1. SUMMARY OF SIGNIFICANT ACCOUNTING & REPORTING POLICIES

Nature of Operations

Huntleigh Securities Corporation (the "Company") was incorporated on May 12, 1977. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company clears security transactions on a fully disclosed basis through Wells Fargo Clearing Services, LLC ("WFCS") and in 2024 entered into a five-year extension, which expires on September 30, 2029.

Use of Estimates in Financial Statement Preparation

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents, with the exception of U.S. Treasury bills which are considered by management to be short-term investments. The Company's cash and cash equivalents are on deposit with major domestic financial institutions. At times, bank deposits may be in excess of federally insured limits.

Receivables from Broker-Dealers and Clearing Organizations and Allowance for Credit Losses

Receivables from broker-dealers and clearing organizations are recorded at their original amounts. The Company follows the practice of writing off uncollectible amounts as they are incurred. The Company did not have a material credit loss expense as of December 31, 2024.

While management considers the write-off method to have an immaterial difference in the recognition of bad debt expense in comparison with the allowance method for credit losses, management does review their receivables monthly for any internal and external exposures or risks in determining if an allowance for credit losses is needed. Due to the Company's accounts receivable being paid within a week after year end, management does not believe an allowance for credit losses in necessary as of December 31, 2024.

Investments

Investments typically consist of stocks, bonds, money market, and other investments. The Company carries its investments at fair value. Securities are bought and held principally as inventory for the purpose of sales in the near term.

These securities are valued at fair value as determined by management in accordance with *Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU') ASU 2016-01* (see Note 4). The resulting differences between cost and estimated fair value are reflected in the current period earnings. Fair values are generally based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

At December 31, 2024, the Company holds 30-day Treasury Bills with an amortized cost of $2,491,750 and a face value of $2,500,000 which it plans to hold to maturity. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost basis of the investments. Management believes that an allowance for credit losses is not necessary. The Company does not intend to sell the investments, and it is more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using accelerated methods over the estimated useful lives of the assets which is not considered materially different than methods under U.S. GAAP. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the terms of the related lease or the useful lives of the assets. Amortization of leasehold improvements and depreciation expense for the year ended December 31, 2024 was $4,380.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation/amortization is removed from the accounts; resulting gains or losses are included in the statement of income.

Leases

The Company recognizes and measures its leases in accordance with FASB Accounting Standards Codification ("ASC") ASC 842, *Leases*. The Company is a lessee in several noncancelable operating leases for office space, computers and other office equipment and is a lessee in a noncancelable finance lease for office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate.

The discount rate is the implicit rate if it is readily determinable and, if not readily determinable, the Company uses its incremental borrowing rate. As the implicit rates of the Company's leases are not readily determinable, the incremental borrowing rate is based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

With respect to operating leases, the ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

With respect to the finance lease, the lease liability is measured throughout the lease term as the amount of the initial lease liability minus payments calculated to recognize the lease cost as a constant level yield at the company's incremental borrowing rate

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (e.g., lessor-provided maintenance) as a single lease component.

Fair Value of Financial Instruments

Management estimates that the aggregate net fair value of financial instruments recognized in the statement of financial condition approximates their carrying value (see also Note 9).

Recognition of Revenues

Commissions, fee income, principal transactions, and related clearing expenses are recorded on a trade date basis. The Company receives commissions on securities transactions sold by its financial advisors. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the financial advisors based on a formal commission payout schedule maintained with each financial advisor and/or branch licensee.

At December 31, 2024, management considers all commission receivables as collectible; therefore, an allowance for credit losses is not necessary. Investment banking revenue is recorded when a financing arrangement is completed and the related income is reasonably determinable and has been earned. Investment banking revenues primarily include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking also includes management fees and underwriting fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter agent.

Revenue from Contracts with Customers

Revenue from contracts with customers consists primarily of commissions and fees from the distribution of mutual funds and sale of annuity products on behalf of the Company's customers.

Each time the customer enters into a buy or sell transaction the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order). The Company believes that the performance obligation is satisfied on the trade date because that is when the risks and rewards of ownership have been transferred to or from the customer. Reporting such transactions on a settlement date basis would not result in a material difference.

The Company enters into arrangements with other pooled investment vehicles (mutual funds) to distribute shares to investors and insurance companies to distribute annuity products to investors. The Company may receive distribution fees paid up front, over time, upon the investor's sale of the fund, or a combination of the above. The receipt of any fees over time (12b-1 fees) or upon sale of certain securities (contingent deferred sales charges) are dependent upon variables outside of the Company's control (values of the funds or annuity, when customer sells the fund or annuity, etc.) such that the Company could not predict or allow for such payments until the time at which they occur. Fees recognized in the current period are tied to performance obligations which have been satisfied by services performed.

With respect to annuities, commission revenue is recognized in the month in which the transaction is completed. Fixed amounts are recognized when the transaction has been completed, and variable amounts are recognized when it is probable that such amounts will be received.

Contract assets for the Company as of December 31, 2024 and 2023 were the following:

	2024	2023
Receivables from broker-dealers and clearing organizations	$ 812,500	$ 856,560

Investment banking revenues are primarily from providing merger-and-acquisition and financial restructuring advisory services but could be earned for underwriting securities for businesses and governmental entities that want to raise funds through the sales of securities. Investment banking revenue is recorded when a financing arrangement is completed and the related income is reasonably determinable and has been earned per the terms of the agreement. Investment banking also includes management fees and underwriting fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter agent.

Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. Deferred income taxes arise primarily due to differences between the basis of property and equipment, net operating loss carryforwards, compensation expense pursuant to previous issuances of stock options, and employee bonus accruals. Deferred tax assets represent the future tax benefits of those differences, which will be deductible when the assets are recovered. Deferred tax liabilities represent the future tax consequences of those differences, which will be payable when the assets are recovered or liabilities settled.

The Company has addressed the provisions of *FASB ASC 740-10, Accounting for Income Taxes*. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Equity Incentive Plan

The Company has adopted the fair value recognition provisions of *FASB ASC 718, Stock Compensation*, which establishes accounting and reporting standards for share-based payment transactions with employees, including equity incentive plans. Under this pronouncement, compensation expense is recognized over the associated vesting period and is based on the fair market value of the stock options on the grant date.

Subsequent Events

The Company has evaluated the impact on the financial statement, if any, of subsequent events through February 26, 2025, the date the financial statement was available to be issued.

2. CLEARING BROKER-DEALER DEPOSITS

The Company is contractually obligated to maintain a deposit account at Wells Fargo Clearing Services, LLC as designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities, or a combination of both having a market value of at least $250,000. This amount is included in deposits with clearing organizations in the accompanying statement of financial condition.

3. PROPERTY & EQUIPMENT

Property and equipment, net at December 31, 2024 consists of the following:

Furniture and equipment	$	216,745
Leasehold improvements		146,554
		363,299
Less: Accumulated depreciation and amortization		(347,368)
Property and Equipment, Net	$	15,931

4. FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Valuation is based on quoted prices in active markets for identical instruments in active markets.

Level 2 Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of the markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2024:

	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)
Trading securities:		
Money market	$ 1,343	$ 1,343
U.S. Treasury bills	2,491,750	2,491,750
Equities	111,681	111,681
Total Investments	$ 2,604,774	$ 2,604,774

5. LEASES

The Company adopted *ASC Topic 842, Leases* using the optional transition method approved by FASB in 2019.

The Company has obligations as a lessee for office space, computers, and other office equipment with initial noncancelable terms exceeding one year which are classified as either operating or finance leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the buildings' property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

As elected by the Company, all short-term leases having a lease term of 12 months or less at lease commencement and not including an option to purchase the underlying asset that the Company is reasonably certain to exercise, are expensed monthly over the life of the lease.

The components of lease costs for the year ended December 31, 2024 are as follows:

Operating leases expense	$	439,056
Finance lease expense:		
Amortization of ROU asset	$	33,495
Interest on lease liability		6,948
	$	40,443

Amounts reported in the statement of financial condition as of December 31, 2024 were as follows:

Operating leases:		
Operating lease ROU assets	$	816,462
Operating lease liabilities	$	871,262
Finance lease:		
Finance lease ROU asset	$	61,409
Finance lease liability	$	65,243

Other information related to leases as of December 31, 2024 was as follows:

Supplemental cash flow information:		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$	439,516
Operating cash flows from finance lease		6,948
Financing cash flows from finance lease		30,060
ROU assets obtained in exchange for new lease liabilities:		
Operating leases		72,465
Finance lease		-
Weighted average remaining lease term:		
Operating leases		2.43 years
Finance lease		1.92 years
Weighted average discount rate:		
Operating leases		6.59%
Finance lease		8.50%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities as of December 31, 2024 are as follows:

	Operating	Finance	Total
2025	$ 417,563	$ 37,008	$ 454,571
2026	405,735	33,924	439,659
2027	58,275	-	58,275
2028	54,616	-	54,616
2029	9,125	-	9,125
Thereafter	-	-	-
Undiscounted Cash Flows	945,314	70,932	1,016,246
Less: Present value discount	(74,052)	(5,689)	(79,741)
Total Lease Liabilities	$ 871,262	$ 65,243	$ 936,505

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintains minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances, as defined. The Net Capital Rule of the SEC also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than the greater of 5 percent of aggregate debit items or 120% of the minimum net capital requirement.

At December 31, 2024, the Company had net capital of $311,627, which was $61,627 in excess of the required minimum, and $11,627 in excess of 120% of the required minimum.

At December 31, 2024, the Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Wells Fargo Clearing Services, LLC.

7. STOCK OPTIONS

The Company has granted non-qualified stock options to purchase shares of common stock in the company.

Effective with the inception of the plan, the Company adopted the fair value recognition provisions of *FASB ASC 718, Stock Compensation*. Under ASC 718, the Company determines the fair value of the stock options using the Black-Scholes valuation model. ASC 718 requires the Company to recognize expense over the service period for options that are expected to vest and record adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates.

In 2020, the Company granted an executive 1,500,000 non-qualified stock options to purchase shares of common stock at a future date at an exercise price of $0.00 per share. The options fully vested in 2020 and expire ten years from the grant date of March 10, 2020.

During 2024, no options were exercised. Common stock option activity during the year ended December 31, 2024 is as follows:

	Number of Units	Weighted Average Exercise Price
Balance as of January 1, 2024	1,500,000	$ -
Granted	-	-
Forfeited	-	-
Balance as of December 31, 2024	1,500,000	$ -

The Company used the Black-Scholes option pricing model in calculating the fair value of options granted. The assumptions used and the weighted-average information for options granted has been summarized in the following table:

Options granted in 2020	
Risk-free interest rate	0.90%
Expected dividend yield	0.00
Expiration date	10 years
Expected volatility	60.0%
Grant date fair value of stock options granted	$0.10

At December 31, 2024, the number, exercise price, weighted-average remaining contractual life of options, and number of options currently exercisable are as follows:

Year of Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Number Currently Exercisable
2020	1,500,000	$ 0.000	6.07	1,500,000

8. INCOME TAXES

Deferred income tax assets and liabilities result from future tax benefits and obligations related to the difference between the tax basis of assets and liabilities and the amounts reported in the financial statement. The deferred tax assets at December 31, 2024 are comprised of the following:

Deferred tax asset	$ 243,500
Less: Valuation allowance	(154,000)
	$ 89,500

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets were as follows at December 31, 2024:

Net operating loss carryforwards	$	166,000
Charitable contributions carryover		17,000
Deferred stock compensation		37,500
Basis of property and equipment		8,000
Lease amortization		15,000
	$	243,500

Deferred tax assets decreased by $73,800 at December 31, 2024 resulting primarily from amounts that had been accrued at December 31, 2023, but were not tax deductible in 2023 being paid or reduced in 2024. In 2024, the Company recognized an income tax expense in the amount of $91,635.

Valuation allowances are established, based on the weight of available evidence, when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2024, the Company has available net operating loss carryforwards of approximately $354,000 for income tax reporting purposes, expiring during the years 2030 through 2035. The Company has a net operating loss carryforward of $311,000, which does not expire. The net operating loss carryforwards give rise to a deferred tax asset of approximately $243,500 at December 31, 2024, which has been reduced by a valuation allowance of $154,000. The valuation allowance was not adjusted in 2024.

Effective for annual reporting periods beginning after December 15, 2020, including interim periods within that reporting period, the Financial Accounting Standards Board (the "FASB") issued an accounting standards update on simplifying the accounting for income taxes. The Company has concluded that the new guidance does not require any significant change in its process for accounting for income taxes.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $250,000 (see Note 2).

10. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan for all employees meeting certain eligibility requirements. The Company can elect, at its discretion, to match a certain percentage of employee compensation contributed to the plan, not to exceed the amounts as permitted under the Internal Revenue Code. During 2024, the Company made no contributions to this plan.

11. RELATED-PARTY TRANSACTIONS

The Company provides introductory brokerage and trade services for an investment advisory firm related to the Company under common ownership. Transactions are executed and subject to all compliance rules and regulations common in the securities industry. The Company paid payroll and parking expenses of $1,291,848, rent and overhead expenses of $681,001, and $102,757 for quote services and other expenses on behalf of the investment advisory firm during the year. Net monthly reimbursements from this investment advisory firm was $2,075,605 for the year ended December 31, 2024. There was $54,326 due from this related investment advisory firm as of December 31, 2024.

12. CLEARING AGREEMENT

The Company operates under a Fully Disclosed Clearing Agreement (the "Agreement") with Wells Fargo Clearing Services, LLC ("WFCS"), formerly First Clearing, to govern the clearing, execution, and other services to be provided. The agreement with WFCS was renewed for five years on October 1, 2024. As part of the contract renewal, the Company received a signing bonus of $3,000,000. In accordance with *FASB ASC Subtopic 605-50, Customer Payments and Incentives*, this amount has been recorded as unearned discount within the accompanying Statement of Financial Condition and will be amortized over the remaining term of the Agreement. For the year ended December 31, 2024, pursuant to the aforementioned guidance, the Company recognized $150,000 as a discount of floor brokerage, exchange, and clearance expense on the accompanying statement of operations. The balance of the unearned discount as of December 31, 2024 was $2,850,000.

In the event that the Agreement is terminated prior to the fifth anniversary of the renewal date (renewal date noted as October 2024), the Company would be required to pay a termination fee of up to $3,000,000, an amount which decreases annually, to WFCS, per the termination fee schedule from the contract renewal. In the opinion of management, termination of the Agreement throughout the term of the Agreement is not anticipated at December 31, 2024.

13. BUSINESS SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions and investment banking. The Company has identified its Financial Principal as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefor, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL

Total stockholders' equity (from Statement of Financial Condition)	$	574,945
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment		(15,931)
Other assets		(208,810)
Total deductions and/or charges		(224,741)
Net capital before haircuts on securities positions		350,204
Haircuts on securities:		
Trading and investment securities:		
Other securities		(38,577)
Total haircuts		(38,577)
Net Capital	$	311,627

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Minimum Net Capital Requirement	$	250,000
Net Capital per Computation	$	311,627
Net Capital in Excess of Minimum Net Capital Requirement	$	61,627
Net Capital in Excess of 120% of Minimum Net Capital Requirement	$	11,627

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Huntleigh Securities Corporation and included in the Company's unaudited Part IIA FOCUS report filing as of December 31, 2024 (as amended) on February 17, 2025.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and therefore no "Computation for Determination of Reserve Requirements" under that rule have been provided.

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph and (k)(2)(ii) and therefore no "Information Relating to Possession or Control Requirements" under that rule have been provided.